UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): October 13, 2003

COMMERCE ONE, INC.

(Exact name of Registrant as specified in its charter)

Delaware	000-32979	94–3392885
(State or other jurisdiction of incorporation or organization)	**(Commission File Number)**	**(I.R.S. Employer Identification No.)**

**4440 Rosewood Drive
Pleasanton, California 94588**

(Address of principal executive offices)

Registrant's telephone number, including area code: (925) 520-6000

Not Applicable

(Former name or former address, if changed since last report.)

Item 4. Changes in Registrant's Certifying Accountant

(a)   On October 13, 2003, Ernst & Young LLP informed Commerce One that it intends to resign as Commerce One's independent accountant following the completion of its review of the Registrant's Form 10-Q for the Quarter ended September 30, 2003. Commerce One anticipates that Ernst & Young's review of the 10-Q will be completed on or about November 14, 2003. Ernst & Young has also indicated that it intends to continue to assist Commerce One as appropriate with its pending filing with the Securities and Exchange Commission of its Registration Statement on Form S-3.

Ernst & Young's reports on the financial statements for Commerce One for fiscal years 2002 and 2001 do not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

For Commerce One's fiscal years 2002 and 2001, and through October 13, 2003, there were no disagreements with Ernst & Young on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Ernst & Young would have caused Ernst & Young to make reference thereto in its report on the financial statements for such years.

Commerce One has requested that Ernst & Young furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not Ernst & Young agrees with the above statements. A copy of such letter is filed as Exhibit 16.1 to this Form 8-K.

(b)   Commerce One has commenced a search for a new independent accountant to audit its financial statements, but has not yet engaged such a firm.

Item 7.　　　**Financial Statements and Exhibits.**

　　(a)　　Financial Statements.

　　　　Not applicable.

　　(b)　　Pro Forma Financial Information.

　　　　Not applicable.

　　(c)　　Exhibits.

　　　　16.1　　Letter from Ernst & Young LLP regarding change in certifying accountant.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COMMERCE ONE, INC.

Dated: October 20, 2003

/s/ Charles D. Boynton

Charles D. Boynton
Chief Financial Officer

Exhibit Index

Exhibit Number	Exhibit Title
16.1	Letter from Ernst & Young LLP regarding change in certifying accountant.